FWP - UPI Article

NOTICE

Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com.

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The article set forth below was released by United Press International, Inc., datelined April 5, 2006. It first came to our attention on April 7, 2006.

The article below is based in large measure on a press conference held by Zion Oil & Gas in Caesarea, Israel on April 5, 2006, at which representatives of Zion presented a summary of the results of its Ma'anit #1 well and its plans for future activities on the Ma'anit prospect and elsewhere on its Ma'anit-Joseph License and Asher Permit in Israel. At the press conference, Zion presented a summary both of the results of the Ma'anit #1 well and the company's planned work program as described in the preliminary prospectus dated March 20, 2006 and the company's November 2005 Project Description for the Joseph Project in Israel, both of which have been filed with the Securities and Exchange Commission and are available on the SEC's EDGAR site, www.sec.gov.

In the press kit handed out at the April 5 news conference, the following documents were included:

(i) The Preliminary Prospectus, dated March 20, 2006, and filed with the SEC as part of the company's Amendment #1 to its form SB-2 Registration Statement.

(ii) The November 2005 Project Description for the Joseph Project in Israel, filed by the company with the SEC as a Free Writing Prospectus on February 8, 2006.

(iii) "The Search for Oil in the Land of Israel - A Biblical Treasure Hunt," filed by the company with the SEC as a Free Writing Prospectus on February 8, 2006.

(iv) The print version of the Zion Vision Book, May 2005, filed by the company with the SEC as a Free Writing Prospectus on February 27, 2006.

(v) The Zion Oil 2006 DVD, the transcript of which was filed by the company with the SEC as a Free Writing Prospectus on February 27, 2006.

Additionally, as part of the press kit distributed at the press conference, the following Summary Information Sheet was included:

www.zionoil.com

SUMMARY INFORMATION - 5 APRIL 2006

  Zion Oil & Gas Inc. is a U.S.-based exploration company, exploring for oil and gas, in Israel, on petroleum rights of approximately 219,000 acres, located onshore between Tel Aviv and Haifa.

  Our Head Office is in Dallas, Texas and our Israel Office is in Caesarea.

  We drilled our first well, the Ma'anit #1, located at Kibbutz Ma'anit, between Hadera and Afula, during April - July 2005, to a depth of 4,719 meters (15,478 feet).

  We demonstrated that there are hydrocarbons in the Ma'anit #1 well, as we found sustained oil and gas shows from 3,700 meters to 4,611 meters.

  The 'completion' phase of the Ma'anit #1, (July - October 2005), was interrupted due to the inflow of volcanic water into the well. On 4 November 2005, the rig was released and operations on the well temporarily suspended. In order to 'produce' the Ma'anit #1 we will need to prevent the volcanic water from entering into the well.

  The location for drilling a second well, the Ma'anit #2, has been chosen. We are planning to drill down to a depth of 5,400 meters (17,712 feet).

  Following the drilling of the Ma'anit #2 and evaluation of the results, we will return to the completion of the Ma'anit #1, if not done earlier.

  We are now carrying out further Geological and Geophysical investigation on the entire area under license and permit.

  The drilling data from the Ma'anit #1, as well as re-interpretation of seismic data recently completed, indicate that it is reasonable to develop further prospects, not only in the Ma'anit area but also several additional areas within our license.

  Further information is available on our website: www.zionoil.com

* * *

For purposes of clarification, it should be noted that the quotation in the second paragraph of the UPI article to the effect that the "well is a success" must be put in context. My Perry's comment was made in the context of the exploratory nature of the well and noted clearly that his comments took into account the fact that the well did not come in as predicted. Mr. Perry's exact comments at the press conference follow:

As far as the Ma'anit 1 goes, despite things you may have heard, the well's a success. We know it didn't come in like we predicted, but exploration doesn't. You've got to realize that this is a wildcat well, meaning it's an exploration well drilled in an area with very little drilling. You've heard there were 500 wells drilled, there haven't been that many. In Northern Israel, say if you draw a line from Ashdod to Jerusalem, only nine wells have been drilled that have reached a comparable depth to this Triassic age, about 205 million years old. So, when you look at that, there's only one well every fifteen hundred square kilometers. It's highly underexplored, and because of that, this could be classified as a wildcat, and consequently, it didn't come in exactly as we'd like, but we had very very positive results and we think the well is quite a success, for a number of reasons.

We have in the industry what we call a petroleum system model, and to have a viable prospect that will ultimately end up in commercial production you have to meet the five ingredients of a petroleum system model. Those include a source rock, where the oil is generated. Laid down hundreds of millions of years ago, but it had to be cooked into a hydrocarbon, that would be produced as either oil or gas at some later date. Then from that kitchen, as it's called, it has to move up, through a migratory path, into some type of a structure, that will hold it as it moves up. And that structure has to have enough what we call porosity, pore space, holes in the rock, to actually hold the oil and the gas. And above that, something has to keep it from coming to the surface, and that's called a seal.

We have found, in a quite positive way, the answers to those five elements. One - the hydrocarbons that we saw in the well while we were drilling, we had constant gas coming up in the Triassic area. This (referring to the drilling schematic) starts at about 3,300 meters and goes down to the bottom of the well. This interval being all of the Triassic age rocks. And from about this (pointing to schematic) depth down, 3,700 meters down to 4,700 meters was just a continual show of gas that we recorded on our chromatograph. Then, we also recovered, from the well, (holding up hydrocarbon sample) looks like coal, doesn't it? This is actually a form of oil. And when we had it analyzed, what we found out, is that the components of this, coming out of the well, actually this (the sample) will burn, like a tar or something. But under analysis, what we found out is that the components of this, in the reservoir, are a very light oil. And when I say a light oil, what I am talking about is an oil that if it is taken to a refinery will be the natural gasolines, the naphtha, kerosene, the diesel fuels. Not the heavy fuel oils, even though it appears to be very heavy. And so we know that in our future wells we are going to have a marketable hydrocarbon in this light oil.

As far as another element of the petroleum system, the structure, that exceeded our wildest expectations. We ended up drilling what we call in the industry the highest well in Northern Israel. That means that the depth to the top of our target formation is the shallowest that anyone has seen, and in very easy economical terms, the easiest one to get to. Most of Israel has very deep Triassic formations. We have a very shallow, and it's a very nice thick section, and it is full of hydrocarbons, either oil or gas.

So when we answer all of the questions, with the presence of the oil and the hydrocarbons that we have seen, in our drilling, in our samples that we actually saw come from the well and the work we did trying to complete the well, we see every element - the source rock has to be there, the migration has to be there, the trap has to be there, the seal has to be there, and the structure is most definitely there, tremendous structure. In fact, it is so good that we have selected the second well, as Richard said, the location for it. And we will be drilling it as expeditiously as we can. The idea being that we will confirm our findings in the Ma'anit #1, get a better idea of the hydrocarbons across the structure, and then following a successful completion there, move back to the Ma'anit #1 to finish the completions that were halted in November because of a mechanical problem we had in the well. Very simply, we encountered some volcanics that were unknown in this area, because no one's drilled there, that produce a lot of water, and the water is prohibiting the gas and oil to come commercially to the surface. So we'll remedy that, probably about this time next year.

For purposes of clarification, it should also be noted that, as stated in the UPI article, the reference at paragraph 15 to reserves estimates is to estimates which appeared in an Oil & Gas Journal article written by Stephen Pierce, then an independent consulting petroleum geologist, and published on July 5, 2004, nine months before the Ma'anit #1 was reentered by Zion in April 2005 and over sixteen months before the results of that reentry were analyzed. The numbers represented estimates of possible reserves developed by the article's author at the time of the article's publication and were based on preliminary information then available to the author. The estimates were not Zion's estimates at the time of the article's publication in July 2004 and do not reflect Zion's estimates of potential reserves at this time following the drilling of the Ma'anit #1. At the April 5, 2006 press conference, no reference at all was made to any reserves estimates for the Ma'anit #1 and at no time has Zion ever made its estimates available to the public. Moreover, it should be noted that the estimates appearing in the July 2004 Oil & Gas Journal article bear no relation to the company's estimates at this time for potential reserves of the Ma'anit #1. In February 2005, seven months following publication of his article in the Oil & Gas Journal, Mr. Pierce joined Zion as its consulting geologist.

For purposes of clarification, we also note that the references in the 32nd and 33rd paragraphs to donations having been sent to Zion and the establishment by Zion of a charity fund have no connection with the charitable trusts Zion intends to establish as described in the preliminary prospectus. The donations received by Zion over the past several years have amounted to perhaps $2,000 in total. Of these funds, a good portion was returned to the donors. In several cases, the donors refused to take the monies back. Funds totaling about $1,200 have been deposited by Zion in a benevolent fund account for use in appropriate situations.

United Press International, Inc. is a media company in the business of publishing written communications. It is wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas made no payment and gave no consideration to United Press International, Inc. in connection with the publication of the article below or any other article published by United Press International, Inc. concerning Zion Oil & Gas or otherwise.

Energy

Zion Oil finds 9 productive zones

By LEAH KRAUSS
UPI Correspondent

CAESAREA, Israel, April 5 (UPI) -- Zion Oil & Gas, the company founded on the basis of a divine revelation of oil in Israel, has encountered nine zones it believes will be productive, officials said Wednesday.

"Despite what you have heard, Ma'anit (Zion's first exploratory well) is a success," Zion Executive Vice President Glen Perry told reporters.

Perry, holding up what looked like a shiny black rock, explained the company had several indications it had found hydrocarbons, which can be either oil or natural gas.

A viable prospect has several characteristics, Perry said: the presence of a source rock called a "kitchen," where oil is generated and "cooked" into a hydrocarbon; a migration path by which the hydrocarbons can move closer to the surface to a structure with enough holes, or porosity, to hold the oil and gas; and a seal to keep the oil and gas from getting all the way to the surface.

The Ma'anit #1 well, which the company drilled from April to November 2005, exhibits all of these characteristics, Perry said.

In addition, Perry said there was "constant gas coming out of the well between the depths of 3,700 meters and 4,700 meters." The rock he held up was actually a solid substance similar to bitumen. Zion encountered a significant amount of this substance as drilling progressed in the well, which is located several kilometers inland from the Mediterranean coast, between the cities of Tel Aviv and Haifa, Perry said.

"Upon analysis that breaks down the components (of the bitumen-like substance), we found that it is composed primarily of very light oil," Perry said.

The substance is similar to ones used to make natural gasoline and kerosene. In other words, a find would be marketable.

The Ma'anit #1 well is also the highest well in northern Israel, Perry said.

"That means that it's the easiest one to get to ... shallow and full of hydrocarbons."

However, the company declined to answer questions about how big an oil and gas find it may have on its hands. Because Zion has filed for an initial public offering with the U.S. Securities and Exchange Commission, the rules governing the information it discloses are strict.

"The SEC has very stringent regulations on this," Philip Mandelker, Zion's general counsel and secretary, told United Press International. Mandelker said Zion must meet several conditions before it can make internal projections about reserves available to the public.

If the mood of the company's chairman and founder is any indication, though, the projections are good.

"There is a number (quantifying how much oil the company thinks it will find), and when I see that number, I want to tell it to the world," John M. Brown told UPI.

In a 2004 article in the Oil & Gas Journal, geologist Stephen Pierce wrote about the prospects for Zion's license, concluding: "Zion has a strong probability of making a significant discovery of some 484 million barrels of oil."

Israel depends on fossil fuels for much of its energy needs. It imports all of its oil and in 2003 bought 270,000 barrels per day, according to the U.S. Energy Department's Energy Information Administration.

At the time of his assessment, Pierce was not affiliated with the company, and the assessment was his own. Since then, Pierce, also an evangelical Christian, has served as a consulting geologist for Zion.

In light of predictions like that, Brown expressed disappointment at the lack of black geysers.

"I expected the oil to be flowing -- thousands of barrels of it ... while I understand what (Perry) and the scientists are saying, it's still not flowing," Brown said.

"Success is when oil's flowing out and helping Israel, and anything less is unacceptable," Brown said.

After all, you can't quit after a 25-year spiritual journey like Brown's. A Michigan native, he had no prior experience in the oil and gas industry. Soon after he became a born-again Christian, he believes God spoke to him, guiding him to several Bible verses that many evangelical Christians believe to be a "biblical treasure map" to oil in the Holy Land. After that, he moved to the other Holy Land for oil -- Texas -- and began his quest.

"I thought scripture was all the basis I ever needed, but that's not the way things are done in business," Brown said.

He consulted pastors and rabbis to check his interpretation of the text, and geologists and industry experts to check the science.

All along the way, Brown said, there have been skeptics. There is a joke in Israel that when the ancient Hebrews escaped slavery in Egypt, they made a wrong turn and ended up in one of the only countries in the Middle East without oil reserves.

In fact, Zion Executive Vice President Perry was one of Brown's biggest skeptics at first, Brown said. Perry had worked at Israeli energy company Delek, and he based his skepticism on geological and seismic information he'd seen for northern Israel. The conventional wisdom was always that even if there was oil in Israel, it wasn't where Brown wanted to look.

Brown's mounting evidence won Perry over, Brown said.

"We see every element (of a find at Ma'anit)," Perry said. "Our results have been so good, we have selected the site for a second well and will drill it as expeditiously as possible."

Drilling the second well is intended to confirm the findings of Ma'anit #1 and give the company a clearer picture of the geological structure, Perry said.

In all, the company plans to complete three wells: two new ones and the rest of Ma'anit #1. Brown said Ma'anit #1 needs an additional $800,000 to $1 million to make it a commercial well. The purpose of Zion's upcoming IPO, expected for the end of April or the beginning of May, is to raise the money to accomplish this.

Mandelker said the company already has investors from all over the world, including the United States, Israel, England, France, Canada and South America. Brown isn't worried about attracting financial support, either. He cited the 60 million to 70 million evangelical Christians in the United States, who have shown continued interest in the project.

He added that some people have even sent donations in the mail -- everything from a $5 bill from a supporter on Social Security to a check for thousands of dollars.

"They said, 'We don't want to buy anything, we just want to help,'" Brown said. Because the company can't legally use this money, Brown said, they set up a charity fund with the donations.

And while Brown had been disappointed at the setbacks, he said he is back to feeling optimistic.

"We're gonna have a real party when the oil comes," Brown said.

He is determined to make this happen by the end of the year.

"I wish it would happen tomorrow," Brown said.

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